UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 33-61711

TRW INC. (Exact name of registrant as specified in its charter)

1900 RICHMOND ROAD CLEVELAND, OH 44124 (216) 291-7000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.05% to 7.37% Series C Medium Term Notes due 2007
6.05% Series C Medium Term Notes due 2005
6.25% Series C Medium Term Notes due 2010
6.65% Series C Medium Term Notes due 2028
(Title of each class of securities covered by this Form)